Exhibit 99.1

IceCure Medical, Shanghai Medtronic & Turing Medical Sign Distribution Agreement in Mainland China

•	Shanghai Medtronic to exclusively distribute IceSense3 cryoablation systems with a minimum purchase target of $3.5 million in the first 3 years of the contract

•         First IceSense3 systems to be delivered in 2022

CAESAREA, Israel, June 13, 2022 -- IceCure Medical Ltd. (NASDAQ: ICCM) (TASE: ICCM) (“IceCure” or the “Company”), developer of minimally-invasive cryoablation technology, the ProSense® System (marketed under the brand name IceSense3 in China), that destroys tumors by freezing as an alternative to surgical tumor removal today announced that its wholly-owned subsidiary, IceCure (Shanghai) MedTech Co., Ltd. (“IceCure Shanghai”), signed an exclusive distribution agreement for IceSense3 cryoablation systems with Shanghai Medtronic Zhikang Medical Devices Co. Ltd. (“Shanghai Medtronic”), an affiliate of Medtronic plc (NYSE: MDT) (“Medtronic”) and Beijing Turing Medical Technology Co. Ltd. ("Turing”). The first IceSense3 systems are expected to be delivered in 2022.

Shanghai Medtronic will be the exclusive distributor of the IceSense3 and its disposable probes in mainland China for an initial period of three years, with minimum purchase targets of $3.5 million for this period. Additionally, in mainland China, Shanghai Medtronic will not directly or indirectly invest or deal in, market, sell, promote or provide services to any product that competes with the IceSense3, during the term of the distribution agreement and for a period of six (6) months thereafter. While Shanghai Medtronic conducts all marketing, sales, and certain professional training, Turing will be responsible for the import, installation, and after-sales service of IceSense3 systems in mainland China.

The IceSense3 system console is approved by the National Medical Products Administration (“NMPA”) of China. Having submitted an amendment application to the registration certificate for approval of the disposable probes, which, if approved, will allow the Company to sell its disposable IceSense3 Cryoprobes for commercial use, IceCure expects to receive NMPA approval for the probes by the end of 2022.

“Shanghai Medtronic and Turing are ideal partners for us in mainland China where cryoablation technology currently has minimal market penetration. We see a substantial opportunity for our IceSense3 cryoablation system to be widely adopted in mainland China, a market very receptive to new technologies that improve outcomes,” stated IceCure CEO Eyal Shamir. “As part of the largest medical device company in the world, Shanghai Medtronic has the expertise and market power to create rapid market penetration for IceSense3 in order to deliver a safe, effective, and cost-efficient treatment for early stage breast cancer and other indications.”

Yu Jing, Shanghai Medtronic Vice President and General Manager of its Cranial, Spinal & Orthopedic Technologies division commented, “IceCure owns the world’s leading tumor cryoablation solution. The collaboration with IceCure and Turing Medical will supplement the product lines of Shanghai Medtronic’s neurosurgery business in tumor interventional treatment. It is hoped that this collaboration will help promote the clinical application of cryoablation to benefit more tumor patients. Meanwhile, we also look forward to working with more partners to accelerate the application and penetration of advanced medical solutions and help solve key challenges in the healthcare field in China.”

Lin Youjia, Turing’s CEO added, “Working with Shanghai Medtronic and IceCure, we are eager to begin the import and rapid installation of IceSense3 systems throughout mainland China. Our national presence in mainland China will ensure medical centers receive superior tech support and service for the long-term use of their IceSense3 systems.”

About the Distribution Agreement

On June 12, 2022 (the “Effective Date”), IceCure Shanghai signed an exclusive sale and distribution agreement (the “Distribution Agreement”) for the IceSense3 and disposable probes (the “Products”) with Shanghai Medtronic and Turing for an initial term of 36 months, with a minimum purchase target of $3.5 million (the “Minimum Purchase Target”) within this term. Pursuant to the Distribution Agreement, IceCure Shanghai will sell the Products to Turing, which will import the Products from Israel to mainland China, and resell them to Shanghai Medtronic. Shanghai Medtronic will be responsible for, among other matters: (i) marketing and promoting the Products within mainland China; and (ii) holding professional medical education events for the Products within mainland China. Turing will be responsible for warehousing, logistics, warranty services, training, and other support and after sale services.

Under the terms of the Distribution Agreement, if Shanghai Medtronic meets the accumulated three-year Minimum Purchase Target, it will then have the right to extend the term of the Distribution Agreement for three consecutive years subject to an agreement on a new Minimum Purchase Target. The Distribution Agreement may be terminated in certain circumstances, including in the event of default, material breach or insolvency.

Furthermore, under the Distribution Agreement’s terms, IceCure Shanghai will be responsible for obtaining and maintaining any and all regulatory approvals in mainland China required for marketing, promotion, distribution, sale and use of the Products ("Regulatory Approvals"), issued by mainland China’s NMPA, its local branches or any other government authorities ("Regulatory Agencies"). IceCure Shanghai has already obtained Regulatory approvals for the IceSense3 system consoles and is required to obtain Regulatory Approvals for the disposable IceSense3 Cryoprobes for commercial procedures within nine months of the Effective Date of the Distribution Agreement. If IceCure Shanghai fails to obtain the Regulatory Approvals for the Cryoprobes by such time, Shanghai Medtronic has the right to terminate the Distribution Agreement.

About IceCure Medical

IceCure Medical (NASDAQ: ICCM) (TASE: ICCM) develops and markets ProSense®, an advanced liquid-nitrogen-based cryoablation therapy for the treatment of tumors (benign and cancerous) by freezing, with the primary focus areas being breast, kidney, bone and lung cancer. Its minimally invasive technology is a safe and effective alternative to hospital surgical tumor removal that is easily performed in a relatively short procedure. The system is marketed and sold worldwide for the indications cleared to-date by the U.S. Food and Drug Administration and approved in Europe with the CE Mark.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, IceCure is using forward looking statement in this press release when it discusses the entry into a distribution agreement with Shanghai Medtronic and Turing, the Company’s regulatory strategy, commercialization activities and the market opportunity for the Company’s cryoablation systems in mainland China. Because such statements deal with future events and are based on IceCure’s current expectations, they are subject to various risks and uncertainties and actual results, performance, or achievements of IceCure could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company's Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC on April 1, 2022, which is available on the SEC's website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

IR Contact:

Ronen Tsimerman

email: ronent@icecure-medical.com